

SEC|

19008046

# ANNUAL AUDITED REPORT
# FORM X-17A-5
## PART III

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SEC FILE NUMBER
8-69194

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** AND ENDING **12/31/18**
                                  MM/DD/YY                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ARES INVESTOR SERVICES LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

**2000 AVENUE OF THE STARS**
(No. and Street)

**LOS ANGELES**              **CALIFORNIA**              **90067**
(City)                       (State)                     (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Mark C. Infanger**                                    **310.432.8873**
                                                        (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**ERNST & YOUNG LLP**

(Name – *if individual, state last, first, middle name*)

**725 S FIGUEROA STREET**        **LOS ANGELES**        **CALIFORNIA**    **90017**
(Address)                        (City)                 (State)           (Zip Code)

CHECK ONE:

  X  Certified Public Accountant

____ Public Accountant

____ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17a-5(e)(2*



## OATH OR AFFIRMATION

I, <u>Mark C Infanger</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Ares Investor Services LLC</u>, as of <u>December 31, 2018</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.

LAURA ELIZABETH JONES
Notary Public - California
Los Angeles County
Commission # 2147239
My Comm. Expires Mar 22, 2020

_____
Signature

Chief Financial Officer
_____

Title
_____
Notary Public

This report contains (check all applicable boxes):

| | | |
|---|---|---|
| X | (a) | Facing Page. |
| X | (b) | Statement of Financial Condition. |
| X | (c) | Statement of Income (Loss). |
| X | (d) | Statement of Changes in Financial Condition. |
| X | (e) | Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. |
| | (f) | Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable). |
| X | (g) | Computation of Net Capital. |
| X | (h) | Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (see schedule I). |
| X | (i) | Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (see schedule I). |
| | (j) | A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 (not required) and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable). |
| | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable). |
| X | (l) | An Oath or Affirmation. |
| X | (m) | A copy of the SIPC Supplemental Report. |
| | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (not applicable). |

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ARES INVESTOR SERVICES LLC

## Table of Contents

Report of Independent Registered Public Accounting Firm      1

Financial Statements:

    Statement of Financial Condition      3

    Statement of Comprehensive Income      4

    Statement of Changes in Member's Equity      5

    Statement of Cash Flows      6

    Notes to the Financial Statements      7

**Supplemental Schedules**

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission      11

Exemption Report – SEC Rule 17a-5(d)(4)      12

Report of Independent Registered Public Accounting Firm      13



**Building a better**
**working world**

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3152
ey.com

## Report of Independent Registered Public Accounting Firm

To the Managing Member of Ares Investor Services LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ares Investor Services LLC (the "Company") as of December 31, 2018, the related statements of comprehensive income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

A member firm of Ernst & Young Global Limited



**Building a better working world**

## Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Ernst & Young LLP*

We have served as the Company's auditor since 2014.
February 26, 2019

**ARES INVESTOR SERVICES LLC**
**Statement of Financial Condition**
**As of December 31, 2018**

**Assets**

| | |
|---|---|
| Cash | $ 1,406,011 |
| Receivable from affiliate | 2,437,081 |
| Prepaid expenses and other assets | 128,461 |
| **Total assets** | **$ 3,971,553** |

**Liabilities and member's equity**

| | |
|---|---|
| Payable to affiliate | $ 1,055,939 |
| Accrued expenses | 49,394 |
| **Total liabilities** | **$ 1,105,333** |
| Contributed capital | $ 2,880,000 |
| Accumulated deficit | (13,780) |
| **Total member's equity** | **$ 2,866,220** |
| **Total liabilities and member's equity** | **$ 3,971,553** |

See accompanying notes to financial statements.

**ARES INVESTOR SERVICES LLC**
**Statement of Comprehensive Income**
**For the year ended December 31, 2018**

| | |
|---|---:|
| **Revenue** | |
| Placement fees from affiliate | $ 15,665,876 |
| **Total revenues** | **$ 15,665,876** |
| | |
| **Expenses** | |
| Compensation and benefits | $ 12,742,696 |
| Travel and entertainment | 479,607 |
| Occupancy | 874,905 |
| Regulatory costs | 176,355 |
| General and administrative expenses | 1,392,313 |
| **Total expenses** | **$ 15,665,876** |
| **Net and comprehensive income** | **$ -** |

See accompanying notes to financial statements.

**ARES INVESTOR SERVICES LLC**
**Statement of Changes in Member's Equity**
**For the year ended December 31, 2018**

|  | Contributed capital | Accumulated deficit | Total |
|---|---|---|---|
| Balance at December 31, 2017 | $ 2,880,000 | $ (13,780) | $ 2,866,220 |
| Net and comprehensive income | - | - | - |
| **Balance at December 31, 2018** | **$ 2,880,000** | **$ (13,780)** | **$ 2,866,220** |

See accompanying notes to financial statements.

**ARES INVESTOR SERVICES LLC**
**Statement of Cash Flows**
**For the year ended December 31, 2018**

| | |
|---|---:|
| **Cash flows used in operating activities:** | |
| Net income | $ - |
| Cash flows due to an increase in operating assets: | |
| Receivable from affiliate | (990,183) |
| Prepaid expenses and other assets | (3,631) |
| Cash flows due to an increase (decrease) in operating liabilities: | |
| Payable to affiliate | (458,770) |
| Accrued expenses | 20,312 |
| **Net cash used in operating activities** | **(1,432,272)** |
| | |
| **Net decrease in cash** | **(1,432,272)** |
| | |
| Cash at beginning of year | 2,838,283 |
| **Cash at end of year** | **$1,406,011** |

See accompanying notes to financial statements.

## (1) Nature of Business and Summary of Significant Accounting Policies

Ares Investor Services LLC ("AIS" or the "Company"), a wholly owned subsidiary of Ares Management LLC ("AM LLC"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). AIS primarily acts as a placement agent for private offerings of AM LLC and its affiliates. Due to the limited authority that is granted to AIS in its capacity as a broker-dealer, AIS is exempt from Rule 15c3-3 under paragraph (k)(2)(i) of the Securities Exchange Act of 1934 and therefore is not required to comply with certain regulations covering trade practices among broker-dealers and the use and safekeeping of customers' funds and securities. However, as a registered broker-dealer, AIS is subject to the SEC's uniform net capital rule of the Securities Exchange Act ("Rule 15c3-1"), which specifies the minimum level of net capital a broker-dealer must maintain.

### Basis of Accounting and Use of Estimates

The Company prepares the financial statements in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Management's estimates are based on historical experiences and other factors, including expectations of future events that management believes to be reasonable under the circumstances; however, due to the inherent uncertainties in making estimates, actual amounts could differ from these estimates.

### Cash

Cash for the Company includes a liquid balance in a demand deposit account that is available to support the general liquidity needs of the Company. At times the cash balance may be in excess of Federal Deposit Insurance Corporation insured limits.

### Financial Instruments

The Company considers cash, receivables from affiliates, accrued expenses and payables to affiliates to be its financial instruments. The carrying amounts reported in the Statement of Financial Condition for these financial instruments equal or closely approximate their fair values.

### Revenues

The Company provides services to AM LLC pursuant to an executed related party agreement ("Placement Agency Agreement"), and in return for its services the Company is reimbursed for all net operating expenses. The Company records these expense reimbursements as revenue in the period in which the expenses are incurred.

### Compensation and Benefits

Compensation generally includes allocated salaries and bonuses from affiliates of the Company as the Company has no employees. Allocated costs are determined based on time spent by certain individuals who perform duties on behalf of the Company. Bonuses are accrued over the service period in which the services are provided.

## (1) Nature of Business and Summary of Significant Accounting Policies (cont.)

### *Income Taxes*

The Company's earnings flow through to the parent of the Company without being subject to entity level income taxes. Consequently, the Company's earnings reflect no provision for income taxes. As of the year ended December 31, 2018, the Company had no significant uncertain tax position. The Company is subject to income tax examination by taxing authorities for all tax years after and including 2015. The Company recognizes both accrued interest and penalties in its statement of comprehensive income, when appropriate. For the year ended December 31, 2018, no such interest or penalties have been accrued.

### *Recent Accounting Pronouncements*

The Company considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued. ASUs not listed below were assessed and either determined to be not applicable or expected to have minimal impact on its financial statements.

### *Leases*

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). The objective of the guidance in ASU 2016-02 is to increase transparency and comparability among organizations by recognizing lease assets and liabilities in the balance sheet and disclosing key information. ASU 2016-02 amends previous lease guidance, which required a lessee to categorize and account for leases as either operating leases or capital leases, and instead requires a lessee to recognize a lease liability and a right-of-use asset on the entity's balance sheet for all leases with terms that exceed one year. The lease liability and right-of-use asset are to be carried at the present value of remaining expected future lease payments. The guidance should be applied using a modified retrospective approach. ASU 2016-02 is effective for public entities for annual reporting periods beginning after December 15, 2018 and interim periods within those reporting periods with early adoption permitted.

The adoption is not expected to have any impact on the Company's financial statements and disclosures as the Company has not entered into any leases since inception through December 31, 2018.

## (2) Related Party Transactions

AM LLC and its affiliates share personnel, office space and equipment with the Company. The Company entered into an agreement with AM LLC on March 12, 2013, as amended on July 25, 2014, referred to herein as the "Expense Reimbursement Agreement," under which shared expenses are allocated based on the provisions of this agreement. The Expense Reimbursement Agreement states that AM LLC either directly or through its affiliate, Ares Operations LLC ("Ares Ops"), will provide payroll, overhead, office facilities and equipment and various other shared services. AM LLC and its affiliates are willing to provide the Company with these shared services subject to being reimbursed for the costs of such services. Expenses allocated to the Company are included in the Statement of Comprehensive Income. The following is a summary of these expenses for the year ended December 31, 2018:

| | |
|---|---|
| Compensation and benefits | $12,742,696 |
| Travel and entertainment | 479,607 |
| Occupancy | 874,905 |
| General and administrative expenses | 1,341,618 |
| **Total** | **$15,438,826** |

The Company is party to a Placement Agency Agreement with AM LLC. In consideration for the services performed by the Company, AM LLC shall cause the Company to be reimbursed in an amount equal to its operating expenses, including expenses allocated in accordance with the terms of the Expense Reimbursement Agreement.

For the twelve months ended December 31, 2018, the Company paid to Ares Ops $15,901,720 under the terms of the Expense Reimbursement Agreement. For the twelve months ended December 31, 2018, the Company received from AM LLC $14,675,693 under the terms of the Placement Agency Agreement. As of December 31, 2018, the Company had receivables from AM LLC of $2,437,081 and payables to Ares Ops of $1,055,939 primarily related to its Placement Agency Agreement and Expense Reimbursement Agreement, respectively.

## (3) Regulatory and Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant portion of a broker-dealer's assets be kept in relatively liquid form. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as those terms are defined by the rule, may not exceed 15-to-1. As of December 31, 2018, the Company's net capital was $300,678 which was $226,989 in excess of its required net capital of $73,689. The Company's ratio of aggregate indebtedness to net capital was 3.68-to-1 at December 31, 2018.

## (4) Contingencies

In the normal course of business, the Company enters into agreements that may include indemnities in favor of third parties and affiliated parties, such as engagement letters with advisors and consultants, as well as service agreements. In accordance with the Company's by-laws, the Company has also agreed to indemnify its officers, employees and agents in certain cases. Certain agreements do not contain any limits on the Company's liability, and therefore it is not possible to estimate the Company's potential liability under these indemnities. In certain cases, the Company may have recourse against third parties with respect to these indemnities. Further, the Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

In the normal course of business, the Company may be subject to various legal proceedings and regulatory matters. Currently, there are no material legal proceedings or regulatory matters pending against the Company.

## (5) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 26, 2019, the date the financial statements were issued. No events were identified for recognition or disclosure.

ARES INVESTOR SERVICES LLC
Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2018

| | |
|---|---|
| **Computation of net capital** | |
| Total member's equity | $ 2,866,220 |
| Deductions and/or charges | |
| Non-allowable assets: | |
| Receivable from affiliate | 2,437,081 |
| Prepaid expenses and other assets | 128,461 |
| Total deductions | 2,565,542 |
| Net capital | 300,678 |
| | |
| Minimum net capital requirement | 73,689 |
| | |
| **Net capital in excess of requirement** | $ 226,989 |
| | |
| Aggregate indebtedness | $ 1,105,333 |
| Ratio of aggregate indebtedness to net capital | 3.68:1 |

Statement pursuant to SEC Rule 17a-5(d):

Schedule II - Computation for Determination of Reserve Requirements and Schedule III - Information Relating to Possession or Control of Securities have not been included because the Company is exempt from the computation of reserve requirements and possession or control requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Statement pursuant to Paragraph (d)(2)(iii) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in Ares Investor Services LLC unaudited Part II-A Quarterly FOCUS report as of December 31, 2018.

**ARES INVESTOR SERVICES LLC**
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

Ares Investor Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- Ares Investor Services LLC is a broker/dealer registered with the SEC and FINRA.

- Ares Investor Services LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2018.

- Ares Investor Services LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

  o The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers."

- Ares Investor Services LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of January 1, 2018 through December 31, 2018.

- Ares Investor Services LLC has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of January 1, 2018 through December 31, 2018.

I, Mark C. Infanger, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:_____
Chief Financial Officer
February 26, 2019

12



**EY**
**Building a better working world**

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3152
ey.com

## Report of Independent Registered Public Accounting Firm

To the Managing Member of Ares Investor Services LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ares Investor Services LLC (the "Company") identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): ((2)(i)) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2018 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Managing Member, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

*Ernst & Young LLP*

February 26, 2019